SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 12 December 2011

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-   ☐            Form 40-F-   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐            No:   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .)

Enclosed:

News Release

December 13, 2011

Ivanhoe Mines evaluating implications of arbitration decision on company’s Shareholders’ Rights Plan

VANCOUVER, CANADA – Ivanhoe Mines announced today that the company and its legal counsel are continuing to evaluate the implications of an arbitrator’s decision on the company’s Shareholders’ Rights Plan that was issued Monday, December 12, and addressed in Ivanhoe’s December 12 news release.

One result of the decision is that Ivanhoe’s Shareholders’ Rights Plan remains in effect and applicable to all shareholders, including Rio Tinto. Anti-dilution rights granted to Rio Tinto by Ivanhoe Mines in the 2006 Private Placement Agreement also remain in effect.

Rio Tinto’s maximum permitted interest in Ivanhoe Mines remains capped at its current level of 49% until January 18, 2012. The Shareholders’ Rights Plan does not expire until April 2013.

Copies of Ivanhoe’s Shareholders’ Rights Plan and the Private Placement Agreement both are available on the company’s SEDAR filing site, accessible through IvanhoeMines.com.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts

Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Website: www.ivanhoemines.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 12 December 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary